UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                          TELECOM COMMUNICATIONS, INC.
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    879274108
                                    ---------
                                 (CUSIP Number)


                                Fred Chiyuan Deng
                               c/o Icsoft Limited
                       3/F, 74 Shanan Road, Panyu District
                           Guangzhou, China GD 511490
                                 (8620) 84660062
                                 ---------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 22, 2004
                                  -------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879274108

     1   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO.   Fred Chiyuan Deng
         OF ABOVE PERSON
--------------------------------------------------------------------------------

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------

     3   SEC USE ONLY
--------------------------------------------------------------------------------

     4   SOURCE OF FUNDS  PF
--------------------------------------------------------------------------------

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)

         THE PEOPLE'S REPUBLIC OF CHINA
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER             10,800,000
      BENEFICIALLY              ------------------------------------------------
        OWNED BY          8     SHARED VOTING POWER                 0
          THE                   ------------------------------------------------
    REPORTING PERSON      9     SOLE DISPOSITIVE POWER        10,800,000
         WITH                   ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER            0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNWED BY THE          10,800,000
         REPORTING PERSON
--------------------------------------------------------------------------------

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)    21%
--------------------------------------------------------------------------------

    14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


ITEM 1.  Security and Issuer

This Amendment No. 5 to the Schedule 13D, dated September 30, 2003, of Telecom Communications, Inc., an Indiana Corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per


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


share (the "Common Stock") of the Issuer. The Issuer's principal executive office is located at Room 1602, 16/F. 5-9 Observatory Court, TST, Hong Kong.

ITEM 2.  Identity and Background.

(a) This statement is being filed on behalf of Fred Chiyuan Deng, an individual and majority owner of Auto Treasure Holdings Limited.

(b) The business address of Mr. Deng is c/o Icsoft Limited, 3/F, Shanan Road, Panyu District, Guangahou, China GD 511490.

(c) Mr. Deng's principal occupation is Private Investor.

(d)-(e) During the last five years Mr. Deng has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Deng holds Chinese citizenship.

ITEM 3.  Source and Amount of Funds or Other Consideration.

N/A.

ITEM 4.  Purpose of Transaction.

On July 22, 2004, Fred Deng sold 6,000,000 shares of common stock of the Issuer to Bloomen Limited at a price equal to $.16 per share in a private placement transaction pursuant to a Stock Purchase Agreement.

ITEM 5.  Interest in Securities of the Issuer.

(a) As of the date of this report, Mr. Deng beneficially owns an aggregate of 22,800,000 Shares, which represents 21% of the Issuer's Common Stock.

(b) As of the date of this report, Mr. Deng has the sole power to vote or direct the voting of, or dispose or direct the disposition of 10,800,000 shares of the Issuer's Common Stock.

(c) Since the most recent filing on Schedule 13D, Mr. Deng has not engaged in any other transactions other than the one described herein.

(d) Not applicable.

(e) Mr. Deng remains the beneficial owner of more than 5% of the class of securities described herein.



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


ITEM 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7.  Material to be Filed as Exhibits

Exhibit  Description
-------  -----------

10.1* Stock Purchase Agreement, dated July 22, 2004, by and between Bloomen Limited and Deng Chi Yuan (Fred Deng).


* Previously filed with the Securities and Exchange Commission as exhibit to Issuer's Current Report on Form 8-K filed July 26, 2004.



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


                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 29, 2004

                                                     /s/ Fred Chiyuan Deng
                                                     ---------------------------
                                                     Fred Chiyuan Deng



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